Exhibit 3.1

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

150303

Amendment to Certificate of Designation After Issuance of Class or Series

(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Certificate of Designation For Nevada Profit Corporations

(Pursuant to NRS 78.1955 - After Issuance of Class or Series)

1. Name of corporation:

Janel Corporation

2. Stockholder approval pursuant to statute has been obtained.

3. The class or series of stock being amended:

Series C Cumulative Preferred Stock, $0.001 par value per share

4. By a resolution adopted by the board of directors, the certificate of designation is being amended as follows or the new class or series is:

Paragraph 4 of the Certificate of Designation for Series C Cumulative Preferred Stock filed on March 22, 2016 is amended and restated in its entirety as set forth on Exhibit A attached hereto.

5. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

6. Signature: (required)

Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State NRS Amend Designation - After
Revised: 1-5-15

Exhibit A to

Certificate of Designation of

Janel World Trade, Ltd.

4.       Dividends. The holders of the Series C Cumulative Preferred Stock shall be entitled to receive, out of funds legally available therefor, annual dividends when, as and if declared by the Board, at the rates heretofore set forth from time to time in the Certificate of Designation for the Series C Cumulative Preferred Stock, and commencing on the date of the filing of this Amendment, at the annual rate of five percent (5.0%) with a one percent (1%) increase on each January 1st beginning January 1, 2019 and on each January 1 thereafter for four years, such that: (a) as of January 1, 2019 the annual dividend shall be at the rate of six percent (6.0%), (b) as of January 1, 2020 the annual dividend shall be at the rate of seven percent (7.0%), (c) as of January 1, 2021 the annual dividend shall be at the rate of eight percent (8.0%) and (d) as of January 1, 2022, and for every year thereafter, the annual dividend shall be at the rate of nine percent (9.0%). Such dividends are (i) prior and in preference to any declaration or payment of any dividend or other distribution on Common Stock (other than a dividend payable in shares of Common Stock) or on any other class or series of capital stock ranking junior to the Series C Cumulative Preferred Stock with respect to dividends, (ii) pari passu with any other shares of Preferred Stock entitled to participate pari passu with the Series C Cumulative Preferred Stock with respect to dividends and (iii) subject to the rights of any series of Preferred Stock that ranks, with respect to dividends, senior to the Series C Cumulative Preferred Stock. Such dividends shall accrue on each share of Series C Cumulative Preferred Stock on a daily basis from the Original Issuance Date whether or not earned or declared and whether or not there shall be net assets or profits of the Corporation legally available for the payment of such dividends. Such dividends shall be cumulative, so that if such dividends with respect to any previous or current dividend period at the rate provided for herein have not been paid on all shares of Series C Cumulative Preferred Stock at the time outstanding, the deficiency shall be fully paid on such shares before any distribution shall be paid on, or declared and set apart for, Common Stock or any other class or series of capital stock ranking junior to the Series C Cumulative Preferred Stock with respect to dividends.